PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, Illinois 60187

May 27, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      James O’Connor, Esq., Division of Investment Management

Re:	PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), PowerShares Exchange-Traded Fund Trust II (the “Company”) hereby requests that the effectiveness for Post-Effective Amendment Number 145 to the above-referenced Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on May 18, 2010, be accelerated as soon as practicable.  The Company believes that acceleration of effectiveness is in the public interest because the Company would be providing a valuable investment option for investors.  We understand that all issues respecting disclosure have been resolved.  Currently, there is one other comparable product available in the market and, if effectiveness of this Post-Effective Amendment to the above-referenced Registration Statement is not accelerated, we believe that investors would be deprived of the ability to choose between competing products.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Bruce T. Duncan
Name:	Bruce T. Duncan
Title:	Secretary